UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EXAR CORPORATION

(Name of Subject Company (Issuer))

EAGLE ACQUISITION CORPORATION

(Names of Filing Persons (Offeror))

a wholly owned subsidiary of

MAXLINEAR, INC.

(Names of Filing Persons (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Kishore Seendripu, Ph.D.

President and Chief Executive Officer

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, CA 92008

(760) 692-0711

Copy to:

Robert F. Kornegay

Wilson Sonsini Goodrich and Rosati P.C.

12235 El Camino Real, Suite 200

San Diego, CA 92130

(858) 350-2300

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable(1)	Not applicable(1)

(1)	In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MaxLinear, Inc., a Delaware corporation (“MaxLinear”), for all of the outstanding shares of common stock of Exar Corporation (“Exar”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of March 28, 2017, by and among MaxLinear, Purchaser and Exar.

The tender offer for the outstanding shares of Exar described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Exar pursuant to the tender offer by Purchaser or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by MaxLinear and Purchaser. In addition, Exar will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Exar’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Purchaser’s tender offer because they contain important information, including the terms and conditions of the offer. Exar’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.

Exhibits

Exhibit Number	Exhibit Description

99.1	Investor Presentation, dated March 29, 2017